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CONFIDENTIAL TREATMENT REQUESTED BY KURA SUSHI USA, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 15, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams, Attorney-Advisor
John Dana Brown, Attorney-Advisor
Beverly Singleton, Staff Accountant
Doug Jones, Staff Accountant

Re:	Kura Sushi USA, Inc.

Registration Statement on Form S-1 and subsequent amendments

File No. 333-232551

Ladies and Gentlemen:

On behalf of Kura Sushi USA, Inc. (the “Company”), we hereby submit the proposed bona fide price range pursuant to Item 501(b)(3) of Regulation S-K for its initial public offering (the “IPO”). The Company intends to include this price range in a subsequent amendment to the Company’s Registration Statement on Form S-1 (File No. 333-232551) (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price per share based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly.

The Company expects to have a price range of $[***] to $[***] per share for the IPO (assuming an expected 1-for-2 reverse stock split). The Company seeks confirmation from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance that it may launch its IPO with the price range specified herein and include such price range in a subsequent amendment to the Registration Statement, to be filed with the Commission on or about [***], 2019.

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U.S. Securities and Exchange Commission July 15, 2019 Page 2	Squire Patton Boggs (US) LLP

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

* * * * *

Please advise us if we can provide any further information to facilitate your review. Please direct any questions or comments regarding this letter to me at (614) 365-2759 (aaron.seamon@squirepb.com) or Hiroki Suyama at (213) 689-6506 (hiroki.suyama@squirepb.com).

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

Enclosures

cc:	Koji Shinohara, Chief Financial Officer - Kura Sushi USA, Inc.

Hiroki Suyama, Squire Patton Boggs (US) LLP

Jennifer Carlson, Mayer Brown LLP